AMERICAN EDUCATION CENTER INC.

American Education Center Inc.

2 Wall Street, 8th Floor

New York, NY 10005

(212) 825-0437

November 1, 2019

Via Edgar

Ms. Kathryn Jacobson

Senior Staff Accountant

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	American Education Center, Inc. Form 10-K for the Year Ended December 31, 2018 Filed April 16, 2019 Form 10-Q for the Quarter Ended June 30, 2019, as Amended Filed August 19, 2019 File No. 333-201029

Dear Ms. Jacobson:

This letter is in response to the letter dated September 24, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to American Education Center, Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Form 10-K for the year ended December 31, 2018 (the “Amended 10-K”) and an amended Form 10-Q for the Quarter ended June 30, 2019 (the “Amended 10-Q”) are being submitted to accompany this letter.

Form 10-K for the Year Ended December 31,

Item 1. Business

Our Customers, page 7

1. We note that your customers consist of Chinese students wishing to study and/ or gain work experience in the US. However, on page 11, you state that you receive a significant portion of your revenue from a relatively limited number of customers. Please help us reconcile the inconsistencies in your disclosure.

Additionally, please identify such customers which account for 10% or more of your consolidated revenues. Refer to Item 101(c)(1)(vii) of Regulation S-K.

In response to the Staff’s comments, we revised the disclosure on Page 7 of the Amended 10-K to reconcile the inconsistencies, and to identify the customers that account for 10% or more of our consolidated revenues for the year ended December 31, 2018.

Form 10-Q for the Quarter Ended June 30, 2019

Notes to Consolidated Financial Statements for the Three and Six Months Ended June 30, 2019 and 2018

2. Summary of Significant Accounting Policies

Accounts Receivable, page 8

2. We note in your revenue recognition policy disclosure on page 11 that fees related to your advisory services "are generally paid to the Company in advance and they are recorded as deferred revenue." Please refer to the accounts receivable aging on page 29 and explain to us why, in light of this disclosure, most of the $1.2 million revenue recognized during the three months ended June 30, 2019 was recorded as accounts receivable. In this regard we note approximately $1.1 million of accounts receivable was less than 90 days old at June 30, 2019.

In response to the Staff’s comments, we revised the disclosure on Page 9 of the Amended 10-Q to reconcile the inconsistencies between our disclosure on page 9 and that on page 27.

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Max P. Chen
Name:	Max P. Chen
Title:	Chief Executive Officer and Interim Chief Financial Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC